Mail Stop 6010
      April 10, 2006

By U.S. Mail and Facsimile to (508) 429-5732

Mr. Bryce Chicoyne
Chief Financial Officer
Harvard Bioscience, Inc.
84 October Hill Road
Holliston, Massachusetts 01746

		RE: 	Harvard Bioscience, Inc.
      Form 10-K for the fiscal year ended December 31, 2005
				Form 8-K filed March 2, 2006
			File No.  0-31923

Dear Mr. Chicoyne:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 25

Liquidity and Capital Resources, page 30

1. Please tell us and revise future filings to describe how cash flows from discontinued operations are reflected in your cash flows statements. In addition, revise future filings to describe how the absence of cash flows or absence of negative cash flows, related to the discontinued operations will impact your future liquidity and capital resources.


Item 9A. Controls and Procedures, page 38

2. We note your statement that "... any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives..." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures in future filings. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.


Note 7 - Discontinued Operations, page F-17

3. Please tell us and disclose in future filings, the facts and circumstances leading to the $11.5 million long lived asset impairment and $17.2 million goodwill impairment, including all significant valuation assumptions. The discussion should not merely state that there was a decrease in revenues and operating profit, but should discuss the reasons why you believe those future cash flows are decreasing. Also please discuss the expected manner and timing of the disposal as required by paragraph 47(a) of SFAS 144.



Form 8-K filed March 2, 2006

4. We see that you present your non-GAAP measures and reconciliation in the form of a non-GAAP statement of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP amortization of intangible assets, non-GAAP total operating expenses, non-GAAP operating income, non-GAAP income from continuing operations before income taxes, non-GAAP income taxes, non-GAAP discontinued operations, net of tax, non-GAAP net income and non-GAAP basic earnings per share. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

* To eliminate investor confusion, please remove the non-GAAP statement of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

* Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.



	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202)
551-3671 with any other questions.

								Sincerely,



								Angela Crane
								Branch Chief


Mr. Bryce Chicoyne
Harvard Bioscience, Inc.
April 10, 2006
Page 4